UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)
_______________________

NATIONAL TECHNICAL SYSTEMS, INC.
 (Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

638104109
 (CUSIP Number)

Stacey Seewald
Sandler Capital Management
711 Fifth Avenue, 15th Floor
New York, NY  10022
(212) 754-8100
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

August 12, 2013
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 638104109	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON Sandler Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,105 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 148,105 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,105 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 638104109	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON Sandler Plus Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 380,354 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 380,354 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,354 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 638104109	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON Andrew Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 682,555 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 682,555 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,555 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 638104109	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON Sandler Capital Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 682,555 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 682,555 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,555 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 638104109	SCHEDULE 13D	Page 6 of 10

Item 1.  Security and Issuer.
This Amendment No. 7 to Schedule 13D (this “Statement”) relates to the common stock, no par value per share (the “Common Stock”), of National Technical Systems, Inc. (the “Company” or the “Issuer”).  This Statement supplementally amends the initial statement on Schedule 13D, filed on September 29, 2010, as amended by Amendment No. 1 thereto, filed on October 29, 2010, as amended by Amendment No. 2 thereto filed on December 23, 2010, as amended by Amendment No. 3 thereto filed on January 4, 2011, as amended by Amendment No. 4 thereto filed on March 14, 2012, as amended by Amendment No. 5 filed on July 12, 2013, and as amended by Amendment No. 6 filed on July 26, 2013 (collectively, the “Statement”) by the Reporting Persons (as defined herein).  This Amendment No. 7 is being filed by the Reporting Persons to report that, as a result of recent transactions in the Common Stock, the beneficial ownership of the Reporting Persons has decreased by more than one percent of the outstanding shares of Common Stock of the Issuer.
.
Item 2.  Identity and Background.

No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby replaced in its entirety with the following:

The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is calculated in accordance with Rule 13d-3(d) and based upon 11,620,695 shares of Common Stock outstanding as of June 6, 2013, which is the total number shares of Common Stock outstanding as of such date as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on June 11, 2013.

(a)           As of the date hereof, each of SMF and SPF beneficially owns 148,105 shares of Common Stock and 380,354 shares of Common Stock,  respectively, or 1.3% and 3.3%, respectively, of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that SCM is the investment adviser to and is authorized and empowered to vote and dispose of the securities held by SMF, SPF and managed accounts that hold 154,096 shares of Common Stock, SCM may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each beneficially own.  Accordingly, as of the date hereof, SCM may be deemed to own beneficially an aggregate of 682,555 shares of Common Stock or 5.9% of the Company’s issued and outstanding shares of Common Stock.

CUSIP No. 638104109	SCHEDULE 13D	Page 7 of 10

By virtue of the fact that Andrew Sandler is the portfolio manager of SMF, SPF and the managed accounts referred to above, and is authorized and empowered to vote and dispose of the securities held by SMF, SPF and the managed accounts, Andrew Sandler may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each beneficially owns.  Accordingly, as of the date hereof, Andrew Sandler may be deemed to own beneficially an aggregate of 682,555 shares of Common Stock or 5.9% of the Company’s issued and outstanding shares of Common Stock.

(b)           SMF has the sole power to direct the vote and the sole power to direct the disposition of the 148,105 shares of Common Stock that may be deemed to be owned beneficially by it. SPF has the sole power to direct the vote and the sole power to direct the disposition of the 380,354 shares of Common Stock that may be deemed to be owned beneficially by it.  SCM has the shared power to direct the vote and the shared power to direct the disposition of the 682,555 shares of Common Stock that may be deemed to be owned beneficially by it.  Andrew Sandler has the shared power to direct the vote and the shared power to direct the disposition of the 682,555 shares of Common Stock that may be deemed to be owned beneficially by him.

(c)           Except as set forth in Schedule B, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)           No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)   Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

No material change.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement

CUSIP No. 638104109	SCHEDULE 13D	Page 8 of 10

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 12, 2013.
SANDLER CAPITAL MANAGEMENT
By: ALCR Corp., a general partner

By:	/s/ Moira Mitchell
Name:	Moira Mitchell
Title:	President

SANDLER MASTER FUND, LTD.

By:	/s/ Steven Warshavsky
Name:	Steven Warshavsky
Title:	Director

SANDLER PLUS MASTER FUND, LTD.

By:	/s/ Steven Warshavsky
Name:	Steven Warshavsky
Title:	Director

/s/ Andrew Sandler
Andrew Sandler

CUSIP No. 638104109	SCHEDULE 13D	Page 9 of 10

SCHEDULE B

TRANSACTIONS IN THE COMMON STOCK (NO PAR VALUE PER SHARE)
OF NATIONAL TECHNICAL SYSTEMS, INC. DURING THE PAST 60 DAYS

(All transactions were made in the open market unless otherwise indicated)

Date	Transaction Conducted By	Transaction Type	Number of Shares	Price Per Share
7/25/2013	SCM	Sell	980	$16.15
7/25/2013	SPF	Sell	12,150	$16.15
7/25/2013	SCM	Sell	4,060	$16.15
7/25/2013	SM	Sell	4,810	$16.15
7/26/2013	SCM	Sell	645	$16.03
7/26/2013	SPF	Sell	7,600	$16.03
7/26/2013	SCM	Sell	2,500	$16.03
7/26/2013	SM	Sell	3,000	$16.03
7/30/2013	SCM	Sell	300	$16.01
7/30/2013	SPF	Sell	3,800	$16.01
7/30/2013	SCM	Sell	1,313	$16.01
7/30/2013	SM	Sell	1,500	$16.01
7/31/2013	SCM	Sell	512	$16.00
7/31/2013	SPF	Sell	6,520	$16.00
7/31/2013	SM	Sell	2,590	$16.00
8/5/2013	SCM	Sell	660	$15.90
8/5/2013	SPF	Sell	4,471	$15.90
8/5/2013	SCM	Sell	3,070	$15.90
8/5/2013	SM	Sell	2,970	$15.90
8/6/2013	SCM	Sell	100	$15.88
8/6/2013	SPF	Sell	1,700	$15.88
8/6/2013	SCM	Sell	600	$15.88
8/6/2013	SM	Sell	700	$15.88
8/7/2013	SCM	Sell	290	$15.88
8/7/2013	SPF	Sell	3,300	$15.88
8/7/2013	SCM	Sell	1,100	$15.88
8/7/2013	SM	Sell	1,210	$15.88
8/7/2013	SCM	Sell	860	$15.86
8/7/2013	SPF	Sell	11,920	$15.86
8/7/2013	SCM	Sell	3,300	$15.86
8/7/2013	SM	Sell	4,620	$15.86
8/8/2013	SCM	Sell	470	$16.05
8/8/2013	SPF	Sell	7,240	$16.05
8/8/2013	SCM	Sell	2,410	$16.05
8/8/2013	SM	Sell	2,880	$16.05
8/12/2013	SCM	Sell	800	$16.05
8/12/2013	SPF	Sell	11,200	$16.05
8/12/2013	SCM	Sell	3,700	$16.05
8/12/2013	SM	Sell	4,300	$16.05

CUSIP No. 638104109	SCHEDULE 13D	Page 10 of 10

EXHIBIT 7.01
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of National Technical Systems, Inc. and that this Agreement be included as an Exhibit to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of August 12, 2013..

SANDLER CAPITAL MANAGEMENT
By: ALCR Corp., a general partner

By:	/s/ Moira Mitchell
Name:	Moira Mitchell
Title:	President

SANDLER MASTER FUND, LTD.

By:	/s/ Steven Warshavsky
Name:	Steven Warshavsky
Title:	Director

SANDLER PLUS MASTER FUND, LTD.

By:	/s/ Steven Warshavsky
Name:	Steven Warshavsky
Title:	Director

/s/ Andrew Sandler
Andrew Sandler